SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement
Under Section 14(d)(1) or 13(e)(3) of the Securities Exchange Act of 1934

(AMENDMENT NO. 10)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Name of Subject Company)

INVERSIONES TELEFÓNICA INTERNACIONAL HOLDING LIMITADA
TELEFÓNICA, S.A.
(Names of Filing Persons)
American Depositary Shares
(Each Representing 4 Shares of Series A Common Stock, no par value)
(Title of Class of Securities)
204449300

(CUSIP Number of Class of Securities)
Shares of Series A Common Stock, no par value, and Shares of Series B Common Stock, no par value
(Title of Class of Securities)
n/a

(CUSIP Number of Class of Securities)

Marcía García-Legaz Ponce
Head of Investor Relations
Distrito C, Ronda de la Comunicación, s/n
28050 Madrid, Spain
Tel. 011 34 91 482 870
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Stephen G. Rooney, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019-6092
(212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)(3)
$374,129,535.01	$14,703.29

(1)	Estimated solely for the purpose of determining the filing fee. The transaction valuation is calculated by adding (A) the product of (x) 180,702,226 (which is the sum of the number of Compañía de Telecomunicaciones de Chile S.A. Series A Shares represented by American Depositary Shares, each representing 4 Series A Shares, and an estimate of the maximum number of Series A Shares held by U.S. Holders) times (y) the purchase price of Ch$1,100 per Series A Share, net in cash, converted to U.S. dollars using an exchange rate of Ch$532.42 to U.S.$1.00, the Observed Exchange Rate (as defined in the Offer to Purchase) as of September 16, 2008 and (B) the product of (x) 425,857 (which is the estimate of the maximum number of Compañía de Telecomunicaciones de Chile S.A. Series B Shares held by U.S. Holders) times (y) the purchase price of Ch$990 per Series B Share, net in cash, converted to U.S. dollars using an exchange rate of Ch$532.42 to U.S.$1.00, the Observed Exchange Rate as of September 16, 2008.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 0.00003930 of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13,366.63
Filing Party: Inversiones Telefónica Internacional Holding Limitada Telefónica, S.A.
Filing: Schedule TO/13e-3 filed on September 17, 2008
Amount Previously Paid: $1,336.66
Filing Party: Inversiones Telefónica Internacional Holding Limitada Telefónica, S.A.
Filing: Amendment No. 8 to Schedule TO/13e-3 filed on October 21, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 10 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO and Schedule 13E-3 Transaction Statement originally filed with the Securities and Exchange Commission (the “SEC”) on September 17, 2008, as amended by Amendment No. 1 filed on September 17, 2008, Amendment No. 2 filed on September 19, 2008, Amendment No. 3 filed on September 22, 2008, Amendment No. 4 filed on September 24, 2008, Amendment No. 5 filed on October 1, 2008, Amendment No. 6 filed on October 6, 2008, Amendment No. 7 filed on October 14, 2008, Amendment No. 8 filed on October 22, 2008 and Amendment No. 9 filed on October 27, 2008 (as amended, the “Schedule TO”), relating to the Offer by Telefónica, S.A., a publicly held stock corporation organized and existing under the laws of the Kingdom of Spain (“Telefónica”), and Inversiones Telefónica Internacional Holding Limitada, a limited liability company (sociedad de responsabilidad limitada) organized and existing under the laws of the Republic of Chile and indirectly owned by Telefónica (“Purchaser” and, together with Telefónica, the “Bidders”), to purchase any and all of the outstanding shares of Series A common stock, no par value (the “Series A Shares”) at an increased price of Ch$1,100 per Series A Share, and Series B common stock, no par value (the “Series B Shares” and, together with the Series A Shares, the “Shares”) at an increased price of Ch$990 per Series B Share, of Compañía de Telecomunicaciones de Chile S.A., a publicly traded stock corporation organized and existing under the laws of the Republic of Chile (the “Company”), other than Shares currently owned by Telefónica Internacional Chile S.A., a corporation organized and existing under the laws of the Republic of Chile and indirectly wholly owned by Telefónica (“TICSA”), and any and all of the outstanding American Depositary Shares (“ADSs”) of the Company, each representing four Series A Shares at an increased price of Ch$4,400 per ADS, on the terms and subject to the conditions set forth in the Offer to Purchase, dated September 17, 2008 (as amended and supplemented, the “Offer to Purchase”), the Supplement to the Offer to Purchase, dated October 21, 2008, and the Supplement to the Offer to Purchase dated October 27, 2008 (collectively, the “Supplement”), and in the related revised ADS Letter of Transmittal, the Form of Acceptance and the ADS Notice of Guaranteed Delivery (which, as they may be amended and supplemented from time to time, together constitute the “U.S. Offer”), copies of which are filed as Exhibits (a)(31), (a)(32) and (a)(33), respectively, to the Schedule TO. Through a concurrent offer in Chile, Purchaser is offering to purchase any and all of the outstanding Shares, other than Shares currently owned by TICSA, including Shares held by U.S. persons (the “Chilean Offer” and, together with the U.S. Offer, the “Offers”).

The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated by reference into this Schedule TO, in response to all items of this Schedule TO including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO.

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The Schedule TO is hereby amended by (i) including as Exhibit (a)(40) an English translation of the announcement of the results of the Company’s Extraordinary Shareholders’ Meeting; (ii) including as Exhibit (a)(39) the copy of a letter to shareholders of the Company, dated October 28, 2008; (iii) clarifying in the Offer to Purchase and the Supplement what Observed Exchange Rate will be used in determining the U.S. dollar purchase price to be paid in the U.S. Offer; (iv) incorporating by reference information from the Company’s Schedule 13E-3 and Amendment No. 1 to Schedule 14D-9, each dated October 27, 2008; and (v) including as Exhibit (a)(41) English translations of the supplemental opinion letters dated October 24, 2008 delivered by the Company’s directors and included in the filings referred to in clause (iv) above.

The Offer to Purchase is hereby amended to clarify that if the Observed Exchange Rate is not published in the Official Gazette of Chile on the Expiration Date of the U.S. Offer, the U.S. dollar purchase price to be paid in the U.S. Offer will be calculated using the Observed Exchange Rate published on the day which precedes the Expiration Date of the U.S. Offer and on which the Observed Exchange Rate is published in the Official Gazette of Chile. Specifically, the second sentence in the first paragraph of the Supplement and the first sentence in the paragraph under “Important — Settlement of U.S. Offer Price” on the back of the cover page of the Supplement are hereby amended by adding the following at the end of each of those sentences: “,or if the Observed Exchange Rate is not published on the Expiration Date of the U.S. Offer, the Observed Exchange Rate published on the first day immediately preceding the Expiration Date of the U.S. Offer on which day the Observed Exchange Rate is published in the Official Gazette of Chile.”

In addition, the first sentence in the first paragraph under “Summary Term Sheet” in the Supplement and the second sentence in the first paragraph under “Introduction” in the Supplement are hereby amended by inserting “(or if the Observed Exchange Rate is not published on the Expiration Date of the U.S. Offer, the Observed Exchange Rate published on the first day immediately preceding the Expiration Date of the U.S. Offer on which day the Observed Exchange Rate is published in the Official Gazette of Chile)” right after “U.S. Offer” and “Expiration Date,” respectively. Finally, the seventh paragraph under “Introduction” in the Offer to Purchase is hereby amended by adding the following at the end of the paragraph: “,or if the Observed Exchange Rate is not published on the Expiration Date, the Observed Exchange Rate published on the first day immediately preceding the Expiration Date on which day the Observed Exchange Rate is published in the Official Gazette of Chile.”

Item 12.	Exhibits.

Item 12 is hereby amended as follows:

Exhibit No.	Description

Exhibit (a)(39)	Letter to Shareholders of Compañía de Telecomunicaciones de Chile S.A., dated October 28, 2008.
Exhibit (a)(40)	English translation of the announcement of the results of Compañía de Telecomunicaciones de Chile S.A.’s Extraordinary Shareholders’ Meeting, filed in Spain by Telefónica pursuant to article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), dated October 28, 2008.
Exhibit (a)(41)	English translations of the supplemental opinions delivered by each member of Compañía de Telecomunicaciones de Chile S.A.’s Board of Directors (incorporated herein by reference to Exhibit (a)(2) to Amendment No. 1 to the Schedule 14D-9 filed by Compañía de Telecomunicaciones de Chile S.A. on October 27, 2008).

Item 13.	Information Required by Schedule 13E-3

Item 8.	Fairness of the Transaction

Items 8(a), (b) and (e) are hereby amended by incorporating by reference the information set forth in Items 8(a), (b) and (e) of the Company’s Schedule 13E-3, dated October 27, 2008.

Item 12.	The Solicitation or Recommendation

Items 12(d) and (e) are hereby amended by incorporating by reference the information set forth in Items 12(a) and (e) of the Company’s Schedule 13E-3 dated October 27, 2008 and in the English translations of the supplemental opinion letters, dated October 24, 2008, delivered by the Company’s directors (see Exhibit (a)(41)).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 to the Schedule TO is true, complete and correct.

Dated: October 28, 2008
TELEFÓNICA S.A.

By:	/s/ Jorge Abadía Pozuelo
Name:     Jorge Abadía Pozuelo

Title:	Authorized Signatory

By:	/s/ Ernesto López Mozo
Name:     Ernesto López Mozo

Title:	Authorized Signatory

INVERSIONES TELEFÓNICA INTERNACIONAL HOLDING LIMITADA

By:	/s/ Jorge Abadía Pozuelo
Name:     Jorge Abadía Pozuelo

Title:	Authorized Signatory

By:	/s/ Ernesto López Mozo
Name:     Ernesto López Mozo

Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

Exhibit (a)(39)	Letter to Shareholders of Compañía de Telecomunicaciones de Chile S.A., dated October 28, 2008.
Exhibit (a)(40)	English translation of the announcement of the results of Compañía de Telecomunicaciones de Chile S.A.’s Extraordinary Shareholders’ Meeting, filed in Spain by Telefónica pursuant to article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), dated October 28, 2008.
Exhibit (a)(41)	English translations of the supplemental opinions delivered by each member of Compañía de Telecomunicaciones de Chile S.A.’s Board of Directors (incorporated herein by reference to Exhibit (a)(2) to Amendment No. 1 to the Schedule 14D-9 filed by Compañía de Telecomunicaciones de Chile S.A. on October 27, 2008).